Exhibit 99.3

Financial Statements

Perdigão S.A.

Year ended December 31, 2006 and 2005
With Report of Independent Public Accountants

(A free translation of the original report in Portuguese containing financial statements prepared in accordance with accounting practices adopted in Brazil)

PERDIGÃO S.A.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Management and Shareholders of

Perdigão S.A.

1.               We have examined the accompanying balance sheets of Perdigão S.A. and the consolidated balance sheets of Perdigão S.A. and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in shareholder’s equity and changes in financial position for the years then ended, which are the responsibility of its Management.  Our responsibility is to express an opinion on these financial statements.  The financial statements of Batávia S.A. Indústria de Alimentos related to the year ended on December 31, 2006 on subsidiary acquired on May 26, 2006, were examined by other independent auditors and our opinion, related to investments in the amount of R$40,602, with gain calculated using the equity method of R$5,939 for the year then ended, and which total assets included in the consolidated financial statements totalized R$270,483 in December 31, 2006, with net income, included in the consolidated financial statements, of R$322,284 for the year then ended.  The report of independent public emitted by the other firm, dated on January 31, 2007, does not have qualification. Our opinion, related to this investment, in this date, is based solely on the report of such independent auditors.

2.               Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting polices and estimates adopted by the Company management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

3.               In our opinion, based in our examinations and on the opinion of other independent auditors, the above mentioned financial statements present fairly, in all material respects, the financial position of Perdigão S.A. and the consolidated financial position of Perdigão S.A. and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations, changes in its shareholder’s equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4.               Our examinations were performed with the objective of expressing an opinion on the above-mentioned financial statements taken as a whole.  The statements of cash flows and the statements of value added for the years ended December 31, 2006 and 2005, presented on the notes to the financial statements 23 and 24, represent supplementary information to those statements, which are not required by the accounting practices adopted in Brazil.  These supplementary information was subject to the same audit procedures as applied to the financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the above mentioned financial statements taken as a whole.

São Paulo, February 9, 2007

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

/s/ Antonio Humberto Barros dos Santos
Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

PERDIGÃO S.A. AND SUBSIDIARIES

BALANCE SHEETS

As of December 31, 2006 and 2005

(In thousands of Reais)

	Parent Company		Consolidated
ASSETS	2006	2005	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	67	28	336,565	778,594
Short-term investments	491,327	—	783,930	39,088
Trade accounts receivable, net	—	—	701,584	555,708
Dividends and interest on shareholders’ equity receivable	13,399	70,788	—	—
Inventories	—	—	736,654	646,081
Recoverable taxes	18,520	22,053	146,907	83,232
Deferred income taxes	9,320	1,128	44,177	5,911
Other assets	244	298	95,216	79,993
Total current assets	532,877	94,295	2,845,033	2,188,607
NON-CURRENT ASSETS:
Non-current assets
Credits with Associates	1,542	—	—	—
Long-term investments	—	—	80,046	91,638
Trade accounts receivable, net	—	—	44,287	38,395
Recoverable taxes	8,782	—	38,167	18,198
Deferred taxes	25	138	49,476	47,220
Judicial deposits	3,894	—	13,005	10,612
Notes receivable	—	—	11,427	10,502
Other assets	—	—	2,297	3,729
	14,243	138	238,705	220,294
PERMANENT ASSETS:
Investments	1,597,267	1,199,549	19,813	15,616
Property, plant and equipment	—	—	1,570,342	1,106,726
Deferred charges	—	—	155,523	93,828
	1,597,267	1,199,549	1,745,678	1,216,170
Total non-current assets	1,611,510	1,199,687	1,984,383	1,436,464

Total Assets	2,144,387	1,293,982	4,829,416	3,625,071

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

BALANCE SHEETS

As of December 31, 2006 and 2005

(In thousand of Reais)

	Parent Company		Consolidated
	2006	2005	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	—	—	546,979	548,664
Trade accounts payable	3,478	15	486,562	332,573
Payroll and related charges payable	580	696	115,425	102,815
Taxes payable	2,228	1,099	25,016	27,345
Dividends and interest on shareholders’ equity payable	33,470	59,007	35,991	59,007
Profit sharing of management and employees	—	—	14,491	37,956
Payable to subsidiaries companies	—	7,426	—	—
Other liabilities	18	15	27,089	21,550
	39,774	68,258	1,251,553	1,129,910
LONG-TERM LIABILITIES:
Long-term debt	—	—	1,287,073	1,125,374
Taxes and social charges payable	—	—	2,290	1,152
Deferred income taxes	—	—	24,844	19,465
Provisions for contingencies	101	509	118,900	126,375
Other liabilities	—	—	874	—
	101	509	1,433,981	1,272,366

MINORITY SHAREHOLDERS	—	—	39,010	—

SHAREHOLDERS’ EQUITY:
Paid in Capital	1,600,000	800,000	1,600,000	800,000
Profits reserves	505,327	426,030	505,687	423,610
Treasury shares	(815)	(815)	(815)	(815)
	2,104,512	1,225,215	2,104,872	1,222,795

Total liabilities and shareholders’ equity	2,144,387	1,293,982	4,829,416	3,625,071

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

As of December 31, 2006 and 2005

(In thousands of Reais, except earnings per share)

	Parent Company		Consolidated
	2006	2005	2006	2005
GROSS SALES:
Domestic sales	—	—	3,644,548	3,035,826
Export sales	—	—	2,461,413	2,837,471
	—	—	6,105,961	5,873,297
Sales deductions	—	—	(896,203)	(728,121)
NET SALES	—	—	5,209,758	5,145,176
Cost of sales	—	—	(3,865,660)	(3,685,910)
GROSS PROFIT	—	—	1,344,098	1,459,266
OPERATING INCOME (EXPENSES):
Selling expenses	—	—	(1,070,853)	(845,643)
General and administrative expenses	(1,778)	(1,332)	(72,275)	(56,897)
Management compensation	(3,098)	(3,483)	(9,558)	(9,506)
Financial expenses	(36,779)	(453)	(188,614)	(94,046)
Financial income	17,628	4,481	59,287	11,320
Equity pick-up	130,421	360,962	—	—
Other operating income (expenses)	—	6	18,417	(8,911)
	106,394	360,181	(1,263,596)	(1,003,683)
OPERATING INCOME	106,394	360,181	80,502	455,583
Nonoperating expenses	—	(1)	(6,177)	(4,457)
PROFIT BEFORE TAXES AND PARTICIPATIONS	106,394	360,180	74,325	451,126
Income tax and social contribution	8,079	1,018	61,559	(62,528)
Employees’ profit sharing	—	—	(9,934)	(22,777)
Management profit sharing	—	—	(1,576)	(4,857)
Minority shareholders	—	—	(7,121)	—
NET INCOME	114,473	361,198	117,253	360,964
Earnings per share outstanding at the end of the year – R$	0.69	8.12	—	—

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

As of December 31, 2006 and 2005

(In thousands of Reais)

	Capital	Profit reserves	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2004	490,000	483,121	(815)	—	972,306
Capital increase with reserves	310,000	(310,000)	—	—	—
Net income for the year	—	—	—	361,198	361,198
Appropriation of net income (Note 16 ‘b’):
Legal reserve	—	18,060	—	(18,060)	—
Reserve for capital increase	—	72,240	—	(72,240)	—
Reserve for expansion	—	162,609	—	(162,609)	—
Dividends and interest on shareholders’ equity – R$2.43297 per share outstanding at year-end	—	—	—	(108,289)	(108,289)
BALANCES AS OF DECEMBER 31, 2005	800,000	426,030	(815)	—	1,225,215
Capital increase – shares issued (Note 16 ‘a’)	800,000	—	—	—	800,000
Net income for the year	—	—	—	114,473	114,473
Appropriation of net income (Note 16 ‘b’):
Legal reserve	—	5,724	—	(5,724)	—
Reserve for capital increase	—	22,894	—	(22,894)	—
Reserve for expansion	—	50,679	—	(50,679)	—
Dividends and interest on shareholders’ equity – R$0.21251 per share outstanding at year-end	—	—	—	(35,176)	(35,176)
BALANCES AS OF DECEMBER 31, 2006	1,600,000	505,327	(815)	—	2,104,512

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION

As of December 31, 2006 and 2005

(In thousands of Reais)

	Parent Company		Consolidated
	2006	2005	2006	2005
SOURCES:
From operations (see below)	—	336	121,078	501,365
From long-term financing	—	—	416,409	975,626
Transfer from non-current to current assets	—	—	3,724	132,414
Disposal of property, plant and equipment	—	—	14,215	12,567
Loans from subsidiary	2,169	—	—	—
Capital increase	800,000	—	800,000	—
Dividends and interest on shareholders’ equity	32,703	123,000	—	—
Net working capital from acquired companies	—	—	23,287	—
Other	—	4	24,527	1,068
	834,872	123,340	1,403,240	1,623,040
APPLICATIONS:
From operations (see below)	28,736	—	—	—
Transfer from long-term to current liabilities	—	—	179,920	314,270
Long-term investments	—	—	—	106,945
Investment	—	4	31,297	23,106
Property, plant and equipment	—	—	523,893	266,293
Deferred charges	—	—	81,528	35,215
Advance for future capital increase	300,000	—	—	—
Dividends and interest on shareholders’ equity	35,176	108,289	38,055	108,289
Capital distribution to minority shareholders	—	—	4,135	—
Net working capital from acquired companies	—	—	882	—
Other	3,894	—	8,747	18,495
	367,806	108,293	868,457	872,613
INCREASE (DECREASE) IN WORKING CAPITAL:	467,066	15,047	534,783	750,427
CHANGES IN WORKING CAPITAL:
At the beginning of the year	26,037	10,990	1,058,697	308,270
At the end of the year	493,103	26,037	1,593,480	1,058,697
Increase (decrease) in working capital	467,066	15,047	534,783	750,427
OPERATING RESOURCES:
Net income for the year	114,473	361,198	117,253	360,964
Depreciation, amortization and depletion	—	—	138,791	114,116
Goodwill amortization	—	—	7,357	3,227
Deferred and recoverable taxes	(8,669)	100	(15,359)	11,749
Decrease of provisions for contingencies	(408)	—	(21,191)	(13,904)
Net financial charges on long-term items	(3,711)	—	(91,368)	36,644
Equity pick-up	(130,421)	(360,962)	—	—
Result from disposal and write-off of permanent assets	—	—	358	(2,896)
Minority shareholders	—	—	7,121	—
Other	—	—	(21,884)	(8,535)
	(28,736)	336	121,078	501,365

See accompanying notes to the financial statements.

PERDIGÃO S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2006 and 2005

(In thousands of Reais)

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

The operations of Perdigão S.A. and its subsidiaries (collectively “the Company”), a publicly owned company, include: raising, production and slaughter of poultry (chicken, Chester®, turkey and others), pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and also commenced the sale of a line of margarine products, initially through third parties that will produce these products by request; in the second quarter of 2006, the Company also entered the dairy products business.

The Company has joined Bovespa’s Special Corporate Governance level “New Market” (Novo Mercado), and has its stocks traded at Bolsa de Valores de São Paulo (Bovespa) and at Bolsa de Valores de Nova York (NYSE), as American Depositary Receipts (ADR’s), Level III.

a)         Subsidiaries and Participation as of December 31, 2006:

Note:                   the Companies with no indicative of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

b)         Batávia’s acquisition:

On May 26th, 2006, the Company acquired, through its wholly owned subsidiary, PDA Distribuidora de Alimentos Ltda, 51% of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”), which produces dairy-based and dairy processed products. The price of the acquisition of Batávia S.A. amounted to R$95,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252, generating goodwill of R$66,655, as shown in the following table.

By acquiring Batávia’s control, the Company reinforces its goals of strategic growth by increasing its portfolio of products and consequently diluting the concentration of its business in poultry and pork meats.

The following table summarizes the assets and liabilities assumed at the date of acquisition:

Assets acquired	168,052
Liabilities assumed	(106,686)
Net assets	61,366
Interest acquired	51%
Net assets acquired	31,297
Acquisition cost (*)	97,952
Goodwill	66,655

(*) The cost of acquisition is comprised as follows:

Amount paid	112,121
Acquisition costs	1,252
Cash acquired	2,579
Property, plant and equipment (refer to Note bellow)	(18,000)
Acquisition cost	97,952

The results of operations of Batávia have been included in the financial statements of the Company since June, 2006.  In addition to the acquisition of a 51% economic interest in Batávia, the Company acquired for R$18,000, machines and equipment from Parmalat, which were on loan to Batávia and are necessary for the operation of its facilities.

In a general meeting held on October 30, 2006, the Company shareholders approved the merger of the subsidiary PDA Distribuidora de Alimentos Ltda into Batávia.  This merger simplified the corporate structure of which is part the Perdigão S.A. and its subsidiaries.  During the Batávia’s acquisition process, PDA was required to increase the share capital using the machines and equipments acquired, however, without the minority shareholders dilution.  As a result of this negotiation, the Company recorded a goodwill of R$8,835 (R$8,540 as of December 31, 2006, net of amortization).

c)         Other acquisitions:

On June 20, 2005, the Company acquired, for R$5,850, 100% of the quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed Perdigão Mato Grosso Ltda, at Nova Mutum - Mato Grosso state.  The net liabilities assumed in these acquisitions amounted R$ 7,881, generating goodwill of R$13,731.

On December 1st, 2005, the Company acquired, for R$2,080, 100% of Sociedade Incubatório Paraíso Ltda., located at Jataí – State of Goiás.  The net assets acquired amounted to R$491, generating goodwill of R$1,589. This goodwill balance was transferred to deferred charges in the Company’s balance sheet, maintaining the amortization period of five years.

On July 03, 2006, Perdigão Mato Grosso Ltda incorporated the Perdigão Mato Grosso Rações Ltda. and Incubatório Paraíso Ltda. was incorporated by Perdigão Agroindustrial S.A.

2.              BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements are presented in Brazilian Reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law N. 6,404/76, as amended), on the rules and regulations issued by the “Comissão de

Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and on the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors, including the changes required by the Deliberations n. 488/2005 and n. 489/2005 from CVM and the changes required by the IBRACON Pronouncements n. 27 and n. 22, respectively (Note 3 ‘u’).

In order to provide additional information, the Company has presented, as supplemental disclosure, the statements of cash flow and of value added (Notes 23 and 24).

The statement of cash flow was elaborated in compliance with the Accounting Norms and Procedures — NPC 20 issued by IBRACON – the Brazilian Institute of Independente Auditors.

The statement of value added was elaborated in compliance with the Brazilian Accounting Standards — NBC — n. 3.7 “Statement of Value Added”, approved by the Resolution nº 1010/2005 issued by the Federal Accounting Council — CFC.  This statement presents the value added generated by the Company and its distribution to employees, Government, third parties capital and shareholders remuneration.

3.              MAIN ACCOUNTING PRACTICES

a)              Consolidation: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompanies transactions were eliminated upon consolidation. The minority interest of the subsidiary is presented as “minority shareholders”.

b)             Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4).

c)              Marketable securities: includes public and private fixed income titles. Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is set forth at Note 17 ‘e’.

d)             Trade Accounts Receivable: stated net of provision for doubtful accounts, which was established based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 6).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it trades part of its trade accounts receivable originated in the domestic market. According to the CVM — Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction n. 408/2004 the Company consolidated the FIDC in the financial statements until August 2006, when the operation was finished (Note 6).

e)              Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable.  Provision for slow moving and provision for obsolescence are made when applicable. (Note 7)

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes represent the income tax loss carry forwards and negative social contribution (CSLL), as well as the temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets.

g)             Investments: the investments in subsidiaries are accounted for under the equity method, plus goodwill. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and are amortized over a period of 5 years, when the recover of the investment is expected.  The goodwill created by assets appreciation is amortized according to their realization. Goodwill is classified under “Investments”, except goodwill relating to the acquisition of companies that have already been merged into the Company. In this case, it is classified as “Deferred” (Note 10 ‘b’).

i)                 Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent appraisers, less accumulated depreciation. According to the Deliberation n. 193/1996 issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to production costs or directly to operating expenses as the case may be.

j)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contributing to the Company’s income (Note 12).

k)              Provisions for contingencies: a provision is recognized when, based on the opinion of its internal and external legal advisors and based on its management, it determines that losses on a judicial or administrative loco suit are probable, can be reasonably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation (Note 15 ‘a’).

l)                 Derivative Financial Instruments: measured using the accrual method and unrealized gains/losses are recorded as loans (short or long-term, as the case may be) at each balance sheet (Notes 13 and 14). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of the derivatives is disclosed on Note 17 ‘e’.

m)           Revenue Recognition: the Company recognizes revenues when it delivers its products to the customer, the sales price is fixed and determinable, clear evidence of sale transactions exists and collectbility is reasonably assured.

n)             Profit sharing of management and employees: the employees and management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which it the goal is attained (Note 21).

o)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the revenue recognized on the results. The shipping and handling costs amounted to R$664,526 (R$531,552 as of December 31, 2005).

p)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$77,191 (R$46,380 as of December 31, 2005).

q)             Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$7,204  (R$6,335 as of December 31, 2005).

r)                Earnings per share: calculated based on shares outstanding at the balance sheet date.

s)              Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (Note 18).

The exchange rates in Reais on the closing date of translated balance sheets were as follows:

	December 31,
	2006	2005
US$ Dollar	2.1380	2.3407
Euro (€)	2.8204	2.7691
Pound (£)	4.1854	4.0220

t)                Use of estimates: in preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates.

u)             Implementation of Accounting Pronouncements Issued by Comissão de Valores Mobiliários - CVM:

(i)            On October 3rd, 2005 CVM issued Deliberation n. 489/2005, which approved IBRACON Pronouncement NPC 22 on Provisions, Liabilities, Liabilities and Assets Contingents, which implementation occurred in 2006.  Because of this implementation, the Company has made the reclassification of the judicial deposits from non-current assets to non current-liabilities of provision for contingencies, in the amount of R$8,236 (R$7,149 as of December 31, 2005);

(ii)           At the same date, CVM issued Deliberation n. 488/05, which approved IBRACON Pronouncement NPC 27 – Presentation and Disclosure of Financial Statements, whose effectiveness was extended to year ending after 12.31.05 through Deliberation n. 496/2006.  The Company has followed substantially the instructions referred to in the Deliberations for the Financial Statements for the years ended December 31, 2006 and 2005.

4.              CASH AND EQUIVALENTS

	Parent Company		Consolidated
	2006	2005	2006	2005
Local currency:
Cash and banks	67	28	118,670	23,117
Highly liquid investments	—	—	54,985	112,208
	67	28	173,655	135,325
Foreign currency (*):
Cash and banks	—	—	23,134	935
Highly liquid investments	—	—	139,776	642,334
	—	—	162,910	643,269
	67	28	336,565	778,594

(*) Principally U.S. dollars

The highly liquid investments refer to Certificates of Bank Deposits (“CDB”) and are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

5.              SHORT AND LONG TERM INVESTMENTS

	Parent Company		Consolidated
	2006	2005	2006	2005
Bank Deposit Certificates – CDB, denominated in Reais maturing in 2007	491,327	—	782,963	19,655
Brazilian Treasury Notes:
- Prefixed and postfixed interest denominated in Dollar, maturing up to 2009	—	—	81,013	92,695
- Prefixed interest, denominated in Euro, maturing in 2006	—	—	—	4,407
National Treasury Bill, denominated in Reais	—	—	—	13,969
	491,327	—	863,976	130,726

Short-term	491,327	—	783,930	39,088
Long-term	—	—	80,046	91,638

Certificates of Bank Deposits (“CDB”) are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

6.              TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2006	2005
Short-term
Trade accounts receivable	706,847	559,019
(-) Provision for doubtful accounts	(5,263)	(3,311)
	701,584	555,708

Long-term
Trade accounts receivable	24,842	22,308
(-) Provision for doubtful accounts	(13,415)	(11,806)
	11,427	10,502

The trade accounts receivable balance in December 31, 2005 includes R$99,285 related to receivables sold to FIDC.  In August 28, 2006, the FIDC operation was finished, and the Company does not have any balance in December 31, 2006.

The provision for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes on the provision for doubtful accounts are as follows:

	2006	2005
Balance at beginning of year	15,117	14,616
Provision	6,314	4,586
Increase for acquisition - Batávia	1,077	-
Write-offs	(3,830)	(4,085)
Balance at end of year	18,678	15,117

7.              INVENTORIES – CONSOLIDATED

	2006	2005
Finished goods	231,368	194,859
Goods-in-process	25,487	23,732
Raw materials	57,385	61,292
Secondary material and packing	102,641	87,661
Breeding stock	93,487	87,360
Livestock (poultry, turkey and hogs) for slaughter	216,166	175,444
Advances to suppliers and imports in transit	10,120	15,733
	736,654	646,081

8.             RECOVERABLE TAXES

	Parent Company		Consolidated
	2006	2005	2006	2005
State VAT (ICMS tax)	—	—	72,150	56,341
Income Tax and Social Contribution	27,302	22,053	99,594	33,328
PIS/COFINS	—	—	3,411	1,967
IPI Tax	—	—	6,741	6,197
Others	—	—	3,178	3,597
	27,302	22,053	185,074	101,430

Current	18,520	22,053	146,907	83,232
Non-current	8,782	—	38,167	18,198

ICMS – Tax on the Circulation of Goods and Services (State VAT): credits generated by the exports and by the property investments, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s capital received by the parent company, besides the recognition of the effects of the Summer Plan (“Plano Verão”) (Note 9), which are offset against federal taxes payable.

9.             TAXES AND CONTRIBUTIONS ON INCOME

a)         Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	2006	2005	2006	2005
Profit before income tax, social contribution and profit-sharing	106,394	360,180	74,325	451,126
Nominal tax rate	34%	34%	34%	34%
Expense at nominal rate	(36,174)	(122,461)	(25,271)	(153,383)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	3,519	7,744
Interest over company’s capital	—	816	11,520	32,232
Equity pick-up	44,343	122,727	(8,058)	(23,075)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	33,138	70,307
Non tributary receivables	—	—	7,280	2,824
Summer Plan (*)	—	—	33,361	—
Reversal of realizable revaluation reserve	—	—	1,762	—
Other adjustments	(90)	(64)	4,308	823
Effective benefit (expense)	8,079	1,018	61,559	(62,528)

Current income taxes	—	—	26,416	(59,826)
Deferred income taxes	8,079	1,018	35,143	(2,702)

(*) The Company obtained a final favorable decision in its suit related to Summer Plan, related to the different rates utilized to price-level restate the balances during the months of January and February 1989. The Company recognized the effects of the Plano Verão on December 31, 2006 statements of income in the total amount of

R$47,587, being R$20,729 in the financial income and R$26,858 in the income tax and social contribution, including the taxation effect on the financial income of R$6,503.

The consolidated operational result before the subsidiaries abroad taxes are as follows:

	2006	2005
Earnings before income taxes of subsidiaries abroad	113,655	239,679
Current income taxes of subsidiaries abroad	158	(2,387)
Deferred income taxes of subsidiaries abroad	(5,663)	(8,797)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	2006	2005	2006	2005
Tax losses carry forwards (IRPJ)	6,662	673	55,556	2,637
Negative calculation bases (CSLL)	2,422	274	11,274	2,743
Temporary differences:
Provisions for contingencies	—	11	36,974	31,487
Earnings generated on the subsidiaries abroad	—	—	(23,895)	(18,232)
Taxes whose payments are suspended	—	—	9,737	15,733
Financial charges taxes	—	—	3,480	—
Other temporary differences	261	308	1,822	(702)
Provision for taxes recorded at the subsidiary Batávia	—	—	(26,139)	—
	9,345	1,266	68,809	33,666

Current asset	9,320	1,128	44,177	5,911
Non-current assets	25	138	49,476	47,220
Long-term liabilities	—	—	24,844	19,465

In Brazil, the tax return is subject to review by fiscal authorities for a five-year period from the return date. The Company could be subject to additional tax, fine and interest collection as a result of these receives. The Crossban Holdings GMBH and others subsidiaries abroad results are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be fully realized up to 2007.

The subsidiary Batávia has fiscal losses, negative basis of social contribution and some temporary differences referred to non-deductible provisions. Batávia registered provision to realization over correspondent fiscal benefit in the amount of R$26,139 due to the losses registered until 2004. The reversal of this provision will be when there are consecutive gains in future years.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.          INVESTMENTS

a)         Investments in subsidiaries – Parent Company

	Perdigão Agroindustrial	Perdigão Export	Total
	S.A.	Ltd.	2006	2005
Paid in capital	780,000	21	—	—
Net income accumulated in the period	109,009	—	—	—
Net equity of the subsidiary	1,297,259	—	—	—
Shares owned by Perdigão S.A.	1,297,259	—	1,297,259	1,199,541
Investment before equity method	1,199,541	—	1,199,541	961,579
Dividends and interest over company’s capital	(32,703)	—	(32,703)	(123,000)
Equity pick-up	130,421	—	130,421	360,962
Subventions and tax incentives (*)	21,412	—	21,412	8,306
Equity method investment	109,009	—	109,009	352,656

(*) Tax incentives are recorded directly to the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)         Investments are as follows:

	Parent Company		Consolidated
	2006	2005	2006	2005
Investments in subsidiaries	1,297,259	1,199,541	—	—
Advance for future capital increase	300,000	—	—	—
Goodwill on the acquisition of investments	—	—	18,793	15,172
Other investments	8	8	1,020	444
	1,597,267	1,199,549	19,813	15,616

11.                             PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual deprec.	Costs value		Residual value
	rate (%)	2006	2005	2006	2005
Buildings and improvements	4	762,381	630,858	552,843	463,818
Machinery and equipment	10	983,554	700,926	535,615	368,927
Electric and hydraulic installations	10	84,943	73,177	51,979	47,082
Forests and reforestations	4	36,202	24,541	26,710	18,720
Other	12	45,167	26,477	20,612	14,846
Land	—	94,938	87,524	94,938	87,524
Construction in progress	—	253,632	95,197	253,632	95,197
Advances to suppliers	—	32,648	10,612	34,013	10,612
		2,293,465	1,649,312	1,570,342	1,106,726

During 2006, the Company capitalized interest of R$15,032 (R$5,772 as of December 31, 2005) related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

12.          DEFERRED CHARGES – CONSOLIDATED

	Annual amort.	Cost value		Net value
	rate (%)	2006	2005	2006	2005
Preoperating expenses	11	67,730	61,881	39,737	40,074
Software development	22	31,051	22,663	12,889	13,537
Reorganization expenses	21	50,412	44,093	37,184	39,166
Goodwill on business acquisition (*)	20	87,132	18,888	65,713	1,051
		236,325	147,525	155,523	93,828

(*) Refers to the goodwill from the acquisition of Batávia in 2006 (Note 1b) and refers to the goodwill from the acquisition of Incubatório Paraíso Ltda. and Frigorífico Batávia, incorporated companies (Note 1c), with fully amortization in 2011, 2010 and 2006, respectively, based on future profitability of the acquired Companies.

13.                             SHORT-TERM DEBT - CONSOLIDATED

Funding line	Annual charges (%)	2006	2005
Local currency:
Production	8.75%	136,989	101,574
Working capital	CDI + 2.63%	13,139	—
		150,128	101,574
Foreign currency:
Net swap balance	%CDI vs e.v. (US$ and other currencies)	10,238	8,858
ACC and ACE	5.40% (4.79% on 12.31.05) + e.v. (US$)	246,707	158,928
		256,945	167,786
Sub-total		407,073	269,360
Current portion of long term debt		139,906	279,304
Total short-term debt		546,979	548,664

The production operations are funded with a maximum maturity of 360 days and have no guarantees, except Company aval.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with up to 360 days maturity dates, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the customer abroad.

14.          LONG-TERM DEBT – CONSOLIDATED

a) Financing:

Funding Line	Annual Charges (%)	2006	2005
Local currency:
Working capital	3.51% (5.10% on 12.31.05)	134,172	81,523
Working capital	50% IGP-m + 4.00%	18,164	—
FIDC senior quotes	95% CDI	—	90,083
Property, plant and equipment	2.36% (1.98% on 12.31.05) +TJLP	173,886	67,870
Debentures	6.00% +TJLP	26,445	41,776
		352,667	281,252
Foreign currency (mainly U.S. dollar):
Working capital	6.86% (5.81% on 12.31.05) + e.v. (US$ and other currencies)	418,352	515,537
Export prepayment	6.87%(5.46% on 12.31.05)+e.v.(US$)	628,495	602,882
Property, plant and equipment	8.91% (9.76% on 12.31.05) + e.v. (US$ and other currencies)	27,465	5,007
		1,074,312	1,123,426
Total		1,426,979	1,404,678
Current portion of long-term debt		(139,906)	(279,304)
Long-term debt		1,287,073	1,125,374

b) Maturity schedule:

2008	107,586
2009	461,729
2010	442,693
2011	77,863
2012 to 2043	197,202
1,287,073

c) Debentures:

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$1 and redemption term from June 15, 2001 to June 15, 2010; as of December 31, 2006, 61,903 debentures were redeemed.

d) Guarantees:

	2006	2005
Total Debt	1,834,052	1,674,038
Mortgages guarantees:	254,709	77,669
BNDES – related to property, plant and equipment	192,365	71,044
FINEP – related to working capital	57,040	5,878
Banco do Brasil – related to working capital	5,304	747
Collateral of real state guarantees:	6,208	7,167
Banco do Brasil – related to property, plant and equipment	—	4,272
Tetra Pak – related to property, plant and equipment	4,236	—
Banco Safra – related to working capital	1,018	—
HP Financial – related to working capital	419	651
Others – related to working capital	535	2,244

e) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be antecipated. On December 31, 2006, the Company was in compliance with all such covenants.

Financial Institution	Restrictive covenants	Principal amount
ABN AMRO Real S.A.	Net debt to shareholders’ equity ratio less than 1.5 and EBITDA ratio less than 3.5	106,900

Itaú S.A.	Net debt to shareholders’ equity ratio less than 1.5 and EBITDA ratio less than 3.0	106,900
		213,800

15.                             COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)         Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

The Company is involved in some judicial procedures which values, in case of losses, are not known nor are they fairly estimated, especially in the civil area.

Provisions for contingencies were constituted as follows:

	Balances on 12.31.05	Batávia (*)	Additions	Reversals	Payments	Price-level restatement	Balances on 12.31.06
Tax	112,927	—	23,083	(45,361)	(3,281)	7,594	94,962
Labor	16,273	1,142	11,217	(2,237)	(3,251)	4,403	27,547
Civil, commercial and other	4,324	600	583	(624)	(420)	164	4,627
(-) Judicial deposits	(7,149)	(187)	(2,769)	1,869	—	—	(8,236)
	126,375	1,555	32,114	(46,353)	(6,952)	12,161	118,900

(*) Balances from the acquisition of Batávia S.A. on May 26, 2006.

(i)      Of the total tax contingencies provisioned on December 31, 2006, R$32,540 (R$49,257 as of December 31, 2005) were related to actions regarding the IRPJ and CSSL taxes, full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging also the increase in rates and calculation base of the PIS and COFINS taxes and established a provision of R$17,560 (R$31,940 as of December 31, 2005). Recently, Perdigão Agroindustrial S.A. obtained a final favorable decision in the highest court and reversed the accrual on the calculation basis of the PIS and COFINS in the amount of R$15,129 on financial expenses.

The Company has a provision for a contingency in the amount of R$18,524 (R$11,126 as of December 31, 2005) regarding a judicial action for nonpayment of the CPMF charge on the income from exports.

The other tributary contingencies refer to the judicial claims against the following tax payments: ICMS – Imposto sobre Circulação de Mercadorias e Serviços (a value-added tax on sales and services), SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural, in a total amount of R$26,338 (R$20,604 as of December 31, 2005).

(ii) The Company and its subsidiaries have 1,609 individual labor claims in progress totaling R$404,260 (973 individual claims totaling R$219,832 as of December 31, 2005), mainly related to overtime, salary inflation adjustments demanded for the periods prior to the institution of the Real (R$), and lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. The Company set up a provision based on past history of payments and on the opinion of the Company’s Management and legal counsel to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 782 cases totaling R$104,162 (596 cases totaling R$73,072 as of December 31, 2005) for which the provision for losses, when applicable, is based on the opinion of the Company’s Management and legal counsel.

(iv) The Company is discussing the claim about not payment of PIS and Cofins on the payment of interest on shareholders’ equity regarding the years from 2002 to 2006 for the PIS and the year from 2004 to 2006 for Cofins in the amount of R$23,494. Based on analysis of the Management and supported by its legal counsel, the loss is classified as possible and no provision is maintained.

(v) The Company is involved in other tax and social security contingences in the amount of R$62,714 which, based on analysis of the Management and supported by its legal counsel.

b)         Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by Management and legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence has been rendered.

c)         Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of December 31, 2006, such firm commitments amounted to R$82,458 (R$120,721 as of December 31, 2005).

d)         Rents and Leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in 2005 totaled R$26,613 (R$20,784 as of December 31, 2005) and future commitments can be summarized as follows:

2007	19,930
2008	7,594
2009	6,188
2010	4,748
2011 and thereafter	12,226
50,686

16.                             SHAREHOLDERS’ EQUITY

a)       Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved the three-for-one split shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company, together with the joint bookrunners, started the public distribution of 32,000,000 (thirty-two million) common shares, no par value, issued by the Company, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADS’s), evidenced by American Depositary Receipts (ADR’s), at the price of R$ 25.00 (twenty five reais) per common share, totaling R$ 800,000. In November 1, 2006, the Company received the funds related to this offering.

On December 31, 2006 the capital was represented by 165,957,152 common shares, registered and without par value. On December 31, 2006, foreign investors held 49,988,228 shares (35,304,081 as of December 31, 2005) of which 3,647,170 shares (3,684,786 as of December 31, 2005) were represented by 1,823,585 (1,842,393 as of December 31, 2005) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and without par value.

b)       Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, the proposed distribution of net income by the Management, subject to the approval of the Shareholders’ General Meeting is as follows:

b.1) Legal reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Corresponds to 30.7% of net income adjusted by legal reserve, according to the current law.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted CAPEX.

Proposed distribution of net income by the management and composition of reserve balances:

	Limit over capital	Income appropriation		Balance of reserves
	stock%	2006	2005	2006	2005
Interest on shareholders’ equity	—	31,500	94,800	—	—
Dividends	—	3,676	13,489	—	—
Legal reserve	20	5,724	18,060	46,060	40,336
Reserve for capital increase	20	22,894	72,240	95,134	72,240
Reserve for expansion	80	50,679	162,609	364,133	313,454
		114,473	361,198	505,327	426,030

c)       Composition of the capital stock

The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of December 31, 2006, is as follows:

	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil	26,017,780	15.68
PETROS – Fund. Petrobrás Seg. Soc.	19,576,559	11.80
Fund. Telebrás Seg. Social – SISTEL	8,549,055	5.15
FAPES (Fund. Assist. Prev. Soc.) – BNDES	6,122,652	3.69
VALIA – Fund. Vale do Rio Doce	6,874,102	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711,510	2.24
Previ – Banerj	1,997,595	1.20
	77,587,660	46.75
Others	88,369,492	53.25
	165,957,152	100.00

ii) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.06:

Shareholders	Common shares	%
Main shareholders (*)	77,587,660	46.75
Management:
Board of directors	164,038	0.10
Executive officers	38,439	0.02
Fiscal Council	259	0.00
Treasury shares	430,485	0.26
Other shareholders	87,736,271	52.87
	165,957,152	100.00
Shares outstanding	87,736,530	52.87

(*) Shareholder’s are take part of Voting Agreement.

iii) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.05:

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,560	79.67	8,443,665	28.94	20,770,225	46.51
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,569,066	10.14	18,775,841	64.34	20,344,907	45.56
	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,497	20.28	20,601,167	70.60	23,738,664	53.16

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

iv) Holders of more than 5% of voting capital, on 12.31.06:

Shareholders	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil	26,017,780	15.68
PETROS – Fund. Petrobrás Seg. Soc.	19,576,559	11.80
Fund. Telebrás Seg. Social – SISTEL	8,549,055	5.15
FAPES (Fund. Assist. Prev. Soc.) - BNDES	6,122,652	3.69
VALIA – Fund. Vale do Rio Doce	6,874,102	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711,510	2.24
Previ – Banerj	1,997,595	1.20
	77,587,660	46.75
Others	88,369,492	53.25
	165,957,152	100.00

v) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.06:

Shareholders	Common shares	%
a) Controlling shareholders	77,587,660	46.75
b) Executive officers and Fiscal Council	202,736	0.12

b.1) Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors – Direct participation	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	0.00

vi) Free Float shares

On 12.31.06 there were 87,736,530 common shares outstanding (free-floating), 52.87% of total issued.

vii) Compromissory Clause

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

d)     Reconciliation of Shareholders’ Equity and operating results for the period (Parent Company and Consolidated)

	Shareholders’ equity		Net income
	2006	2005	2006	2005
Parent Company (Perdigão S.A.)	2,104,512	1,225,215	114,473	361,198
Unrealized gains in subsidiaries	360	(2,420)	2,780	(234)
Consolidated Perdigão S.A.	2,104,872	1,222,795	117,253	360,964

17.                             FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)       Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)       Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by the LIBOR, TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk, mainly in the swap contracts that are indexed by the CDI, exchange coupon and several currencies.

c)       Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	2006	2005
Cash, cash equivalents and highly liquid investments	243,923	740,372
Swap agreements (notional amounts)	318,886	154,264
Short and long-term debt	(1,321,019)	(1,282,354)
Other net operating assets and liabilities	520,077	189,295
	(238,133)	(198,423)

12.31.2006

Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	310,352	(10,300)
Swap	US$	Euro	8,534	62
			318,886	(10,238)

12.31.2005

Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	154,264	(8,858)
				(8,858)

In 2006, the losses on derivatives recognized as interest expenses amounted to R$35,102 (R$42,709 in 2005).

d)       Commodities risk management.

In the normal course of its operations, the Company buys some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of December 31, 2006 there were no commodities derivatives outstanding and during the period ended on December 31, 2006, the Company has not entered any derivative agreements involving commodities.

e)       Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	336,565	336,565
Short/ long-term investments	863,976	868,442
Trade accounts receivable	701,584	701,584
Loans and financing	(1,823,814)	(1,811,048)
Trade accounts payable	(486,562)	(486,562)
Unrealized losses on derivatives	(10,238)	(11,282)
	(418,489)	(402,301)

18.                             FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	2006	2005
Expenses:
Interest expense	(172,539)	(141,793)
Exchange variation	48,519	71,499
Financial transactions tax (CPMF)	(28,746)	(23,024)
Offering expenses (Note 16 ‘a’)	(34,477)	—
Other expenses	(1,371)	(728)
	(188,614)	(94,046)
Income
Interest Income	91,569	53,169
Exchange variation	(13,584)	(9,165)
Losses from translation effects of investments abroad	(23,701)	(67,868)
Other income	5,003	35,184
	59,287	11,320
Net financial expense	(129,327)	(82,726)

19.                             TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and Subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A. and its subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loans receivable of R$1,542 (Loans payable of R$7,426 as of December 31, 2005); Income in the period of R$4,205 (R$2,619 as of December 31, 2005); Expenses during the period of R$578 (R$137 as of December 31, 2005).

20.                             INSURANCE COVERAGE - CONSOLIDATED

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	1,644,771

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	61,960

Credit risk	Default payments	22,563

21.                             MANAGEMENT AND EMPLOYEES PROFIT SHARING

The subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão More Value), for the executive levels since 2004, classified under other operating results.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

22.                             SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão – Sociedade de Previdência Privada, (a private pension foundation sponsored by Perdigão Agroindustrial S.A.), began its activities, which are to provide supplemental retirement benefits for the employees of the Perdigão companies.

The plan is, substantially, a defined contribution type during the reserves accumulation period, therefore the actuarial method used for determination of benefit level is that of financial capitalization of the contributions.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the last review occurred in December 2006.

	2006	2005
Participants	18,926	19,556
Equity	109,866	88,458
Sponsor’s contributions:	5,672	5,240
Basic contribution	5,189	4,706
Past services	483	534
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	4,677	5,717
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	108,154	86,805

Although the PSPP is a defined contribution plan, it has a quota of defined benefit, which actuarial obligations refers to the vitality income of their participants. For the defined benefit quota, in accordance with the AT-83 of the biometric table of general mortality, the current amount of the actuarial obligation is R$4,565.

The amount of the sponsor’s contributions that are not used for benefits payment, in case of voluntary dismissal of the participant, will constitute a fund that can be used to set off the future contributions of the sponsors. The asset presented in the fund balance in the amount of R$2,376 was booked for in “other assets” by the Company.

23.          STATEMENT OF CASH FLOWS

	Parent Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05
OPERATING ACTIVITIES
Net Income for the period	114,473	361,198	117,253	360,964
Adjustments to reconcile net income to net cash generated by operating activities:
Minority shareholders	—	—	7,121	—
Depreciation, amortization and depletion	—	—	138,791	114,116
Amortization of goodwill	—	—	7,357	3,227
Equity pick-Up	(130,421)	(360,962)	—	—
Gain (loss) on permanent asset disposals	—	—	358	(2,381)
Deferred income tax	(8,079)	(1,019)	(39,221)	2,702
Summer Plan effects	—	—	(47,587)	—
Provision/reversal for contingences	—	—	(14,239)	9,337
Other provisions	—	—	1,745	2,760
Exchange variations and interest	(10,728)	—	33,373	72,381
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	(72,493)	(35,715)
Inventories	—	—	(67,216)	(64,054)
Trade accounts payable	3,463	10	106,611	1,750
Contingencies	(408)	—	(6,952)	(9,152)
Payroll and related charges payable	(11,240)	8,435	(67,831)	23,299
Net cash provided by operating activities	(42,940)	7,662	97,070	479,234

CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments	(625,085)	—	(972,756)	(112,691)
Net of redemption	144,486	—	258,138	167,308
Advance for future capital increase	(300,000)	—	—	—
Other Investments, net	—	(4)	(7)	(21)
Additions to fixed assets	—	—	(523,893)	(266,293)
Disposal of fixed assets	—	—	14,215	12,567
Business acquisition, net	—	—	(95,521)	(7,930)
Additions to deferred charges	—	—	(16,406)	(35,215)
Interest over Company’s capital received	85,367	77,495	—	—
Net cash provided by (used in) investing activities	(695,232)	77,491	(1,336,230)	(242,275)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt insurance	—	—	1,655,890	2,835,169
Repayment of debt (principal and interest)	—	—	(1,592,835)	(2,420,986)
Capital increase	800,000	—	800,000	—
Capital distribution to minority shareholders	—	—	(4,135)	—
Dividends and interest on shareholders’ equity paid	(61,789)	(85,186)	(61,789)	(85,186)
Net cash provided by (used in) financing activities	738,211	(85,186)	797,131	328,997

Net increase (decrease) of cash	39	(33)	(442,029)	565,956
At the beginning of the year	28	61	778,594	212,638
At the end of the year	67	28	336,565	778,594

24.                             STATEMENT OF CONSOLIDATED VALUE ADDED

	2006	2005
Revenues	5,866,621	5,728,272
Raw materials acquired from third parties	(3,935,837)	(3,689,988)
Gross value added	1,930,784	2,038,284
Retentions	(146,148)	(117,343)
Depreciation, amortization and depletion	(146,148)	(117,343)
Net value added	1,784,636	1,920,941
Received from third parties	64,279	5,923
Financial income	59,287	11,320
Other operating income (expenses)	4,992	(5,397)

Added value to be distributed	1,848,915	1,926,864

Distribution of added value:
Government	763,220	786,489
Employees	773,449	684,753
Third parties capital remuneration	187,872	94,658
Interest and rent	187,872	94,658
Shareholders’ remuneration (Dividends and interest on shareholders’ equity)	35,176	108,289
Minority shareholders	7,121	—
Retained profit	82,077	252,675

Total value added distributed	1,848,915	1,926,864

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